[redacted]

14049691

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deutsch — 314-727-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Deutsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Carol A. Stocklin

Notary Public

CAROL A. STOCKLIN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: November 25, 2014
Commission Number: 10392611

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Independent Auditor's Report

To the Board of Directors of
Smith, Moore & Co.
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of Smith, Moore & Co. (a Missouri corporation, the "Company"), which comprise the statement of financial condition as of June 30, 2013, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

St. Louis, Missouri
February 25, 2014

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2013

ASSETS	
Cash	$ 2,673,584
Deposits with clearing organizations	544,172
Receivables from clearing organizations	623,137
Income receivable	909,019
Securities owned at fair value:	
State and municipal government obligations	87,024
Certificates of deposit	135,000
Stocks	7,265
Securities owned, not readily marketable, at fair value	39,749
Property and equipment, net of accumulated depreciation and amortization of $529,060	273,331
Other assets	226,774
TOTAL ASSETS	$ 5,519,055
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to clearing organizations	$ 224,835
Accounts payable, accrued expenses, and other liabilities	1,327,576
Deferred revenue	3,252,083
Subordinated debt	376,758
TOTAL LIABILITIES	5,181,252
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued; 20,170 shares outstanding	20,700
Additional paid-in capital	1,765,373
Accumulated deficit	(1,350,990)
	435,083
Less treasury stock; 530 shares	97,280
TOTAL STOCKHOLDERS' EQUITY	337,803
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,519,055

The accompanying notes are an integral part of this statement of financial condition.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The majority of the Company's customers are individuals and corporations residing in the Midwest. The Company's main offices are located in Clayton, Missouri. The Company has branch offices located in Chesterfield, Columbia, Boonville, Kirksville, Jefferson City, Osage Beach, and Louisiana in Missouri; Effingham and Pittsfield in Illinois; and Overland Park in Kansas.

On June 28, 2012, the Company entered into a Fully Disclosed Clearing Agreement (the "Agreement") with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"). Prior to October 2012, the Company executed principal and agency securities transactions as a self-clearing broker-dealer. On October 15, 2012, the Company transferred all customer cash and margin accounts and proprietary accounts to RBC, who provides clearing, execution, and other services to the Company. The Company no longer carries customer accounts and now clears customer transactions with RBC on a fully-disclosed basis as an introducing broker (see also Notes R and S).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with Clearing Organizations

The Company has interest-bearing reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on a settlement date basis. Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. For trading securities, the resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of operations as applicable. For available-for-sale securities, the differences between cost and estimated fair value are reported as a separate component of the equity section of the statement of financial condition, as accumulated other comprehensive income or loss.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to income as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization are removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Deferred Revenue

As part of the Agreement with RBC, the Company received a cash incentive payment of $3,500,000. The amount was recorded as deferred revenue in 2013 and is amortized on a straight-lined basis over the ten year term of the agreement. See Note Q.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company files its corporate income tax returns using a December 31 year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2010, 2011, 2012, and 2013, when filed.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities or both having a fair market value of at least $200,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Pursuant to applicable Federal Reserve regulations, the Company also maintains a deposit with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts. At June 30, 2013, this deposit was $300,000 and was included in deposits with clearing organizations in the accompanying statement of financial condition.

Prior to conversion to introducing broker-dealer status (see Note A and Note Q), a clearing deposit was required to be calculated and maintained daily based on the volume of transactions pending settlement. In conjunction with the transfer of accounts to RBC these deposits are no longer required and will be reduced to zero. As of June 30, 2013, the daily clearing deposits amounted to $30,000 and are included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Securities Owned

Securities owned consist of trading and investment securities, at market value, as follows at June 30, 2013:

State and municipal government obligations	$ 87,024
Certificates of deposit	135,000
Stocks	7,265
Securities owned, not readily marketable	39,749
	$ 269,038

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $224,835 which is included in payables to clearing organizations in the accompanying statement of financial condition.

Note D - Property and Equipment

Property and equipment consists of the following at June 30, 2013:

Computers and office equipment	$ 379,071
Furniture and fixtures	293,709
Leasehold improvements	129,611
	802,391
Less accumulated depreciation and amortization	(529,060)
	$ 273,331

Note E - Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by ASC 820 is as follows:

Note E - Fair Value Measurements (Continued)

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

A financial asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities – Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include certificates of deposit and exchange traded equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain state and municipal government obligations and equity securities whereby quoted market prices are not available. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note E - Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

		Fair Value Measurements at Reporting Date Using:		
Description	Balance 6/30/2013	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Certificates of deposit	$ 135,000	$ 135,000	$ -	$ -
Stocks	7,265	7,265	-	-
State and municipal government obligations	87,024	-	87,024	-
Securities not readily marketable	39,749	-	39,749	-
Total	$ 269,038	$ 142,265	$ 126,773	$ -

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2013:

	Auction Rate Securities
Beginning Balance	$ 340,000
Realized losses related to assets no longer held	(40,000)
Sale of securities	(300,000)
Ending Balance	$ ---

Note E - Fair Value Measurements (Continued)

ASC Topic 825, *Financial Instruments,* provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note F - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2013:

Accounts payable	$ 46,172
Accrued expenses and other accrued liabilities	414,875
Accrued commissions payable	866,529
	$1,327,576

Note G - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%, with a minimum of 5.00%. The agreement expires on February 28, 2014. It is collateralized by substantially all business assets. At June 30, 2013, there was no unpaid balance outstanding or pledged collateral under this agreement.

The Parkside credit agreement contains various covenants pertaining to additional indebtedness, outstanding balances, and minimum excess net capital per the Company's monthly FOCUS filings. At June 30, 2013, the Company was not in compliance with certain covenants related to net capital (see Notes Q and R), however, the Company has received a waiver from Parkside. As of the date of issuance of the financial statements, the Company is in compliance with all credit agreement covenants.

Note H - Subordinated Debt

As of June 30, 2013, subordinated debt is payable in the amount of $376,758 to a former stockholder of the Company. The debt bears interest at 5% per annum and is paid on a monthly basis. The note matured on January 31, 2014, at which time the outstanding balance was due and paid in full. The subordinated debt is treated as net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1. The note is subordinated and repayment restricted by the executed Subordinated Loan Agreement as approved by FINRA. Any prepayment of the debt by the Company without authorization from FINRA could result in disciplinary action.

Note I - Commitments

The Company leases office space, equipment, computer services, and securities research and information services under noncancelable operating leases expiring at various times through June 2016. Lease payments under all leases amounted to $725,033 for the year ended June 30, 2013. Certain leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases as of June 30:

2014	$ 563,760
2015	408,613
2016	118,994

Note J - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness, as defined. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

Note J - Net Capital Requirements (Continued)

At June 30, 2013, the Company had Net Capital of $(741,521), which was $(991,521) below the required minimum and the aggregate indebtedness to Net Capital ratio was (2.04) to 1, as computed under SEC Rule 15c3-1. Subsequent to June 30, 2013, the Company amended its Agreement with RBC and had the amendment been in effect as of the date of the financial statements, the Company would have had Net Capital of $2,510,562 which would have been $2,260,562 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio would have been 0.60 to 1, as computed under SEC Rule 15c3-1. See Note R.

As of June 30, 2013, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities were limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with RBC.

Note K - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $200,000 (see Note B).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note L - Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employees Plan (the "Plan") for all employees meeting certain eligibility requirements. The Company contributes 2% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code. The Plan was effective January 1, 2012.

Note M - Related Party Transactions

The Company has a subordinated debt agreement with a former stockholder and is paying monthly interest to this individual in accordance with the agreement (see Note H).

Note N - Common Stock Transactions

The Company purchased 340 shares of its common stock from various stockholders for a total purchase price of $61,528. The value of the 340 shares acquired was recorded as an increase in treasury stock as reflected in the accompanying statement of changes in stockholders' equity.

Additionally, 170 shares of common stock were returned from a stockholder that terminated employment during the year ended June 30, 2013. Pursuant to a separation agreement entered into between the Company and the stockholder, the 170 shares held by the stockholder were delivered to the Company and all corresponding rights waived. Per provisions of the agreement, the consideration for the shares returned has been deemed to be a component of the compensation and bonus paid to the stockholder in a previous year which, under the employment agreement, would have been refundable to Smith Moore as a result of failure to meet the minimum term of employment requirements. Of the total compensation and bonus received by the stockholder, $32,325 was designated within the separation agreement to be treated as consideration for the shares for tax and all other purposes. Due to the compensation and bonus having been expensed in a previous year, the $32,325 has been recorded as a prior period adjustment increasing both retained earnings and treasury stock as reflected in the accompanying statement of changes in stockholders' equity.

Note O – Concentration of Credit Risk

The Company's cash is on deposit in various highly creditworthy financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2013, the Company had approximately $2,424,000 in excess of FDIC insured limits.

Note P - Contingencies and Legal Proceedings

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended June 30, 2013 there were no amounts levied against the Company as a result of regulatory assessments and awards.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

Several large banks and brokerage firms, most of which were the primary underwriters of and supported the auctions for, the Auction Rate Securities ("ARS") market have announced agreements, usually as part of a regulatory settlement, to repurchase ARS under various agreements from their customers. Other brokerage firms have entered into similar agreements. The Company did not, at any time, underwrite these ARS nor did it facilitate in managing the associated auctions. In connection with such auctions, the Company served as a buying agent for its customers in auctions managed by those serving as underwriters. In November 2012, the Company voluntarily repurchased, at par, approximately $7,200,000 in auction rate securities held in client and employee accounts. Although future losses are not expected, losses may be incurred if future claims arise.

Note Q - Clearing Agreement

As disclosed in Note A, the Company entered into an Agreement whereby RBC is to provide certain services, which include, but are not limited to: (i) executing, clearing and settling securities transactions on behalf of the Company; (ii) preparing and delivering confirmations of transactions and periodic account statements; (iii) extending credit (margin) accounts; (iv) performing cashiering functions, including, but not limited to, receiving and delivering checks, funds and securities and collecting commissions and other fees; (v) safeguarding account funds and securities; and (vi) maintaining books and records with respect to accounts. The Agreement has an initial term of ten years, and was submitted to and subject to approval by FINRA.

The Company received a payment from RBC in October 2012 in accordance with the Agreement upon full conversion. The payment was recorded as deferred revenue of $3,500,000 and is amortized on a straight-lined basis over the term of the ten year agreement as a reduction of brokerage and clearing fees.

The Agreement also provided for eighteen months of waived customer and dealer clearance fees, beginning the month subsequent to full conversion. The difference between clearing fees expense and clearing fees paid is recorded as accrued clearing fees, and is amortized over the term of the ten year agreement on a straight-line basis. Subsequent to the period of waived clearance fees, the Agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month, beginning in May 2014.

The Company would be subject to liquidated damages if an election is made to voluntarily terminate the ten-year term of the agreement early for convenience. The amount of the termination fee would be $30,000 for each remaining month of the initial term. The Company does not anticipate a voluntary termination of the Agreement as of June 30, 2013 and through the date the financial statements were issued.

Note R - Subsequent Events

On August 26, 2013, the Company terminated its designation as a clearing firm with FINRA.

On December 17, 2013, the Company executed a subordinated debt agreement payable in the amount of $376,758 to a former stockholder of the Company. The debt bears interest at 5% per annum and is paid on a monthly basis. The note will mature on December 17, 2016, at which time the outstanding balance is due in full. The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. The note is subordinated and repayment restricted by the executed Subordinated Loan Agreement as approved by FINRA. Any prepayment of the debt by the Company without authorization from FINRA could result in disciplinary action.

On February 10, 2014, the Company and RBC executed an amendment to the Agreement, which clarified instances in which the Company would not be obligated to pay any termination fee in excess of the clearing deposit. The amendment was submitted to and subject to approval by FINRA. The Company will include in its net capital computation as an allowable credit the amount of the liability recorded as deferred revenue related to payment received from RBC based upon the amended terms of the Agreement. As of the date of issuance of the financial statements, the Company is in compliance of the required maintenance of minimum net capital under the SEC's Uniform Net Capital Rule 15c3-1.

The Company evaluated other activity through the date of issuance, and concluded that no further subsequent events have occurred that would require recognition or disclosure.

Supplemental Report

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Supplemental Report on Internal Control Required By Securities And Exchange Commission Rule 17a-5(g)(1)

To the Board of Directors of
Smith, Moore & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Smith, Moore & Co. (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

This study also included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities as of October 15, 2012 through June 30, 2013, we did not review the practices and procedures followed by the Company for that period as enumerated above.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2014